FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F ___   Form 40- F   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: May 30, 2003

By:

 /s/ Derek Price

 Name

Its:

Vice-President of Finance and CFO

(Title)

FOR IMMEDIATE RELEASE

May 30, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON REPORTS RECORD FIRST QUARTER EARNINGS

ALSO RECEIVES $11.2 MILLION CASH DISTRIBUTION FROM ALUMBRERA

(all amounts in US dollars)

Wheaton River Minerals Ltd. today reported net earnings of $4.1 million ($0.02 per share) for the three months ended March 31, 2003, on sales of $17.9 million.  This is a substantial increase compared with net earnings of $262,000 for the first quarter of 2002.

Also, the Company has today received $11.2 million from the Alumbrera Mine, which represents the first cash distribution to Alumbrera shareholders.

The 2003 net earnings resulted primarily from the Luismin operations, which earned $3.3 million for the three months, with Alumbrera also contributing $0.5 million for the two-week period from the date of acquisition, March 18, 2003 to March 31, 2003.

A total of 55,666 gold equivalent ounces were sold during the quarter, at a total cash cost of US$175, net of by-product copper credits.

“We are extremely pleased with these results” stated Ian Telfer, Chief Executive Officer.  “Not only are the Mexican operations performing in excess of expectations, but our 25% share of the Alumbrera earnings for two weeks contributed $516,000 to our net earnings.  Furthermore, today we have received a cash distribution of $11,200,000 from Alumbrera, following our recent acquisition.  Earnings and cash flows will be further enhanced following our purchase of an additional 12.5% interest in Alumbrera, financed with debt, which we expect to close before the end of June, 2003.”

Wheaton’s annualized production is expected to be over 500,000 gold equivalent ounces at an estimated cash cost per gold equivalent ounce of less than $125 (net of by-product copper credits), after increasing its interest in Alumbrera to 37.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

FIRST QUARTER REPORT
MARCH 31, 2003

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements and the related notes thereto.  All figures are in United States dollars unless otherwise noted.

First Quarter Highlights

•

Net earnings of $4,064,000 ($0.02 per share) compared with net earnings of $262,000 ($0.00 per share) in the first quarter of 2002. (note 1)

•

55,666 gold equivalent ounces sold.(notes 1, 2)

•

Total cash costs of $175 per gold equivalent ounce.(notes 1, 2, 3)

•

Acquired the Peak Mine in Australia and 25% of the Alumbrera Mine in Argentina, effective March 18, 2003.

•

Agreement to acquire an additional 12.5% of the Alumbrera Mine, thereby increasing Wheaton’s interest to 37.5%.  This acquisition will be funded with debt and is expected to close in June 2003.

•

Total assets increased 148% from December 31, 2002 to $377,267,000.

•

Shareholders’ equity increased 191% from December 31, 2002 to $314,900,000.

(1) including Wheaton’s 25% share of Alumbrera and 100% of Peak operations for  the two week period from  March 18 to March 31, 2003.

(2) gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the gold market price to the silver market price.  For the period ended March 31, 2003, Luismin mines sold 1,562,000 ounces of silver and the equivalency ratio was 76 ounces of silver equals one ounce of gold sold.  Therefore, gold equivalent sales for the period includes 20,533 ounces derived from silver.

(3) net of by-product copper credits at Alumbrera.

Results of Operations

Three Months Ended March 31

Net earnings for the three months ended March 31, 2003 totalled $4,064,000 ($0.02 per share), on sales of $17,866,000.  This compared with net earnings of $262,000 in 2002, on sales of $nil, as the Company’s Golden Bear Mine ceased production in 2001.

The Company consolidates the Luismin and Peak operations and accounts for its investment in the Alumbrera Mine under the equity method.  Note 11 to the financial statements shows summarized, combined financial statements that account for the Alumbrera Mine on a proportionate consolidation basis.

The 2003 net earnings resulted primarily from the Luismin operations (earnings of $3,313,000 on sales of 46,110 gold equivalent ounces).  Alumbrera contributed earnings of $516,000 for the two week period from the date of acquisition, on sales of 4,712 ounces of gold and 3,551,000 pounds of copper (Wheaton’s 25% share).  Peak incurred a net loss of $191,000 for the two week period from the date of acquisition on sales of 4,844 ounces, as a result of treating lower grade ore from pit operations, compared with a more normal mix that includes higher grade ore from underground.

Sales for the first quarter of 2003 resulted primarily from the Luismin operations and included Peak for the period from March 18 to March 31, 2003.  The average realized gold price for the quarter was $351 per ounce.  Alumbrera sales are not included in the financial statements as the Company uses the equity method to account for this investment.

Total cash costs for the quarter were $175 per gold equivalent ounce (net of by-product copper credits).  Cash costs at Luismin were $185 per gold equivalent ounce compared to $182 in fiscal 2002, despite an 8% increase in the Mexican peso/US dollar exchange rate compared with the prior year.  Cash costs at Peak for the two week period amounted to $330 per ounce due to production from lower grade open pit operations.  Cash costs at Alumbrera were minus $81 per ounce for the two week period (net of by-product copper credits).

General and administrative expense in the first quarter of 2003 was $2,077,000 including $1,088,000 from Luismin operations, $70,000 from Peak operations and $919,000 of Canadian head office costs.  General and administrative expense of $506,000 was incurred in the same period of 2002 by the Canadian head office.  The increased head office costs in 2003 reflect the growth and increased level of corporate activity.

Exploration expense was $299,000 in the first three months of 2003 relating primarily to Luismin, compared to $378,000 in 2002 incurred to explore several flow-through joint venture projects in Canada.

Other income	2003	2002
Interest income	$455	$84
Gain on sale of marketable securities	786	1,027
Foreign exchange	552	50
Other items	(219)	3

	$1,574	$1,164

The gain on sale of marketable securities in the first quarter of 2003 and 2002 resulted from the sale of 250,000 and 666,667 Kinross shares, respectively. The foreign exchange gain in 2003 was primarily due to the appreciation of Canadian and Australian dollar denominated amounts against the US dollar.

In the first quarter of 2003 the Company recorded an income tax expense of $1,551,000 which represents future income taxes.

Liquidity and Capital Resources

At March 31, 2003, the Company had cash and cash equivalents of $20,540,000 (December 31, 2002 - $22,936,000) and working capital of $17,918,000 (December 31, 2002 - $24,422,000).

Total assets increased to $377,267,000 at March 31, 2003 from $152,098,000 at December 31, 2002, primarily due to the March 18, 2003 acquisition from Rio Tinto Limited of 100% of the Peak Gold Mine in Australia and a 25% interest in the Alumbrera Mine in Argentina.  Total cash consideration was $214,156,000 including acquisition costs, of which $33,801,000 was apportioned to Peak and $180,355,000 to Alumbrera.

This acquisition was financed through the February 2003 sale of 230,000,000 subscription receipts for gross proceeds of $217,949,000 (Cdn$333,500,000) less share issue costs of $15,514,000.  In March 2003, each subscription receipt was exercised into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

During the quarter ended March 31, 2003, the Company invested a total of $2,358,000 in property, plant and equipment, primarily at the Luismin mines.  During the first quarter of 2002 proceeds of $13,013,000 were received from the sale of short-term money market instruments and $2,345,000 from the sale of Kinross common shares.

Outlook

In the opinion of management, the working capital at March 31, 2003, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements.  The Company has also arranged an Australian $5,000,000, unsecured, revolving working capital facility for the Peak Mine, of which $302,000 was drawn down at March 31, 2003.  Additional capital was generated in May 2003 when the Company received proceeds of $5,106,000 from the exercise of warrants and will receive a cash distribution from Alumbrera in the approximate amount of $11,000,000 by the end of May.

On March 25, 2003 the Company exercised its first right of refusal to acquire an additional 25% interest of Alumbrera from BHP Billiton Ltd. (“BHP”).  Subsequently, on April 3, 2003 the Company entered into an agreement with Rio Algom Limited, a subsidiary of BHP, and Northern Orion Explorations Ltd. (“NNO”) to acquire BHP’s 25% interest in Alumbrera for a total purchase price of $180,000,000.  Under the terms of the agreement, the Company and NNO will each acquire an interest of 12.5% in Alumbrera for $90,000,000 in cash, of which up to $25,000,000 may be deferred for a period of two years at an interest rate of LIBOR plus 2%.  Completion of the acquisition is subject to a number of conditions including regulatory and third party approvals and consents, and is expected to close during June 2003.  The Company intends to finance its 12.5% interest with debt and does not anticipate issuing additional equity.  This transaction will increase Wheaton’s interest in the Alumbrera Mine to 37.5%.

Following the acquisition of the additional 12.5% interest in the Alumbrera mine, Wheaton expects to have, in 2003, annualized production of over 500,000 gold equivalent ounces (425,000 gold ounces and 6 million silver ounces) at an estimated cash cost per gold equivalent ounce of less than $125 (net of by-product copper credits).

Wheaton River Minerals Ltd.
Consolidated Statements of Operations
Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts – Unaudited)

	Note	March 31 2003	March 31 2002
Sales		$17,866	$-
Cost of sales		10,119	-
Royalties		60	-
Depreciation and depletion		1,642	-
Reclamation		68	-
		11,889	-
Earnings from mining operations		5,977	-
Expenses and other income
General and administrative		2,077	506
Exploration		299	378
Interest and finance fees		12	6
Depreciation		64	6
Other income	4	(1,574)	(1,164)
		878	(268)
Earnings before the following		5,099	268
Equity in earnings of Minera Alumbrera Ltd	7	516	-
Earnings before income taxes		5,615	268
Income taxes		(1,551)	(6)
Net earnings		$4,064	$262
Basic and diluted earnings per share		$0.02	$0.00
Weighted-average number of shares outstanding		244,368	63,019

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.
Balance Sheets

(US dollars and shares in thousands – Unaudited)
	Note	March 31 2003	December 31 2002
Assets
Current
Cash and cash equivalents		$20,540	$22,936
Marketable securities		1,131	1,543
Accounts receivable		5,863	5,617
Product inventory	5	5,242	156
Supplies inventory		4,398	3,300
Other		872	782
		38,046	34,334
Reclamation deposits		998	933
Property, plant and equipment, net	6	151,897	110,896
Equity investment in Minera Alumbrera Ltd	7	180,871	-
Future income taxes		5,333	5,613
Other		122	322
		$377,267	$152,098
Liabilities
Current
Bank loan	8	$302	$-
Accounts payable and accrued liabilities		19,806	9,796
Income taxes payable		20	116
		20,128	9,912
Future income taxes		18,678	17,509
Provision for reclamation and closure		16,917	11,271
Future employee benefits		6,644	5,352
		62,367	44,044
Shareholders' Equity
Share purchase options		494	410
Contributed surplus		600	600
Share capital
Common shares - Authorized: unlimited shares, no par value; Issued and outstanding: 421,053 (December 31, 2002 – 190,400)		317,850	115,152
Deficit		(4,044)	(8,108)
		314,900	108,054
		$377,267	$152,098

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.
Consolidated Statements of Shareholders’ Equity
Three Months Ended March 31, 2003 and Year Ended December 31, 2002
(US dollars, shares and warrants in thousands – Unaudited)
		Common Shares		Special Warrants		Share Purchase	Contributed
	Note	Shares	Amount	Warrants	Amount	Options	Surplus	Deficit	Total
At January 1, 2002		56,601	$25,999	9,910	$3,110	$317	$ 600	$(13,710)	$16,316
Special warrants issued		-	-	110,000	82,068	-	-	-	82,068
Special warrants exercised		119,910	85,178	(119,910)	(85,178)	-	-	-	-
Share options exercised		1,355	411	-	-	-	-	-	411
Warrants exercised		3,450	2,010	-	-	-	-	-	2,010
Shares issued on acquisition of Luismin SA de CV		9,084	6,805	-	-	-	-	-	6,805
Share issue costs		-	(5,251)	-	-	-	-	-	(5,251)
Fair value of stock options issued to non-employees		-	-	-	-	93	-	-	93
Net earnings		-	-	-	-	-	-	5,602	5,602
At December 31, 2002		190,400	$115,152	-	$-	$410	$600	$(8,108)	$108,054
Share options exercised		453	161	-	-	-	-	-	161
Warrants exercised		200	102	-	-	-	-	-	102
Shares issued	9	230,000	217,949	-	-	-	-	-	217,949
Share issue costs	9	-	(15,514)	-	-	-	-	-	(15,514)
Fair value of stock options issued to non-employees	9	-	-	-	-	84	-	-	84
Net earnings		-	-	-	-	-	-	4,064	4,064
At March 31, 2003		421,053	$317,850	-	$-	$494	$600	$(4,044)	$314,900

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.
Consolidated Statements of Cash Flows
Three Months Ended March 31
(US dollars in thousands – Unaudited)
	Note	March 31 2003	March 31 2002
Operating Activities
Net earnings		$4,064	$262
Reclamation expenditures		(17)	(100)
Items not affecting cash
Depreciation and depletion		1,706	6
Gain on sale of marketable securities		(786)	(1,027)
Provision for reclamation		68	-
Future employee benefits		192	-
Future income taxes		1,449	-
Share purchase options		84	-
Equity in earnings of Minera Alumbrera Ltd	7	(516)	-
Other		(28)	-
Change in non-cash working capital		3,855	(191)
Cash generated (used) by operating activities		10,071	(1,050)
Financing Activities
Bank loan	8	302	-
Common shares issued		218,212	94
Common share issue costs		(15,514)	-
Cash generated by financing activities		203,000	94
Investing Activities
Short-term money market instruments		-	13,013
Proceeds on sale of marketable securities		1,310	2,345
Property, plant and equipment		(2,358)	(174)
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3	(34,064)	-
Acquisition of equity interest in Minera Alumbrera Ltd	3	(180,355)	-
Cash (used) generated by investing activities		(215,467)	15,184
(Decrease) increase in cash and cash equivalents		(2,396)	14,288
Cash and cash equivalents, beginning of period		22,936	1,735
Cash and cash equivalents, end of period		$20,540	$15,963
Supplemental cash flow information	10

The accompanying notes form an integral part of these consolidated financial statements

Wheaton River Minerals Ltd.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2003

(US dollars, except where otherwise stated – Unaudited)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia.  During 2002 it also carried on exploration activities in Canada.  The Company is also in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% interest in the Alumbrera Mine in Argentina.  In addition, on March 25, 2003, the Company exercised its first right of refusal to acquire an additional 25% interest in the Alumbrera Mine in conjunction with a third party (Note 3).

2.  SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

(a)   Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at March 31, 2003 are listed below:

Investment	Ownership Interest	Status	Operations Owned
Luismin SA de CV (“Luismin”)	100%	Subsidiary	San Dimas, San Martin and La Guitarra mines in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	100%	Subsidiary	Peak Mine in Australia
Minera Alumbrera Ltd (“Alumbrera”)	25%	Investment	Alumbrera Mine in Argentina

(b)   Equity Investment

The Company’s investment in Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings since the acquisition date.

(c)   Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of the change has no material impact on the Company’s financial statements.

3.  ACQUISITION OF MINERA ALUMBRERA LTD AND PEAK GOLD MINES PTY. LTD.

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd.  The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera.  The purchase price for Alumbrera and Peak totaled $214,156,000 including acquisition costs.  Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

(a)

Minera Alumbrera Ltd

The acquisition of the 25% indirect interest in Alumbrera has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since March 18, 2003.  The total purchase price was $180,000,000 plus acquisition costs of $355,000.  The excess of the underlying net assets over the investment in Alumbrera at March 18, 2003 is estimated to be $59,400,000, which has been preliminarily allocated to mining property, plant and equipment and the related tax balances.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  The remaining balance outstanding at March 31, 2003 is $262,725,000 of which $75,304,000 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company.

On March 25, 2003 the Company exercised its first right of refusal to acquire an additional 25% interest of Alumbrera from BHP Billiton Ltd (“BHP”).  Subsequently, on April 3, 2003 the Company entered into an agreement with Rio Algom Ltd, a subsidiary of BHP, and Northern Orion Explorations Ltd (“NNO”) to acquire BHP’s 25% interest in Alumbrera for a total purchase price of $180,000,000.  Under the terms of the agreement, the Company and NNO will each acquire an interest of 12.5% in Alumbrera for $90,000,000 in cash, of which up to $25,000,000 may be deferred for a period of two years at an interest rate of LIBOR plus 2%.  Completion of the acquisition, anticipated in June 2003, is subject to a number of conditions and consents including all requisite regulatory and third party approvals.

(b)

Peak Gold Mines Pty Ltd

The acquisition of 100% of Peak has been accounted for using the purchase method and the results from Peak’s operations have been included in the Company’s results of operations from March 18, 2003.  The preliminary allocation of the purchase price is summarized in the table below.

	(in thousands)
	Purchase price:
	Cash	$33,583
	Acquisition costs	218
		$33,801
Net assets acquired:
	Cash	$(263)
	Non-cash working capital	115
	Property, plant and equipment	40,349
	Other non-current assets	117
	Provision for reclamation and closure	(5,417)
	Other non-current liabilities	(1,100)
		$33,801

4.   OTHER INCOME

(in thousands)	March 31 2003	March 31 2002
Interest income	$455	$84
Gain on sale of marketable securities	786	1,027
Foreign exchange	552	50
Other	(219)	3
	$1,574	$1,164

5.   PRODUCT INVENTORY

(in thousands)	March 31 2003	December 31 2002
Stockpiled ore	$2,615	$-
Work in process	574	-
Finished goods	2,053	156
	$5,242	$156

6.  PROPERTY, PLANT AND EQUIPMENT

	March 31, 2003			December 31, 2002
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties and deferred costs
San Dimas Mines, Mexico	$70,480	$(2,406)	$68,074	$69,380	$(1,666)	$67,714
San Martin Mine, Mexico	8,078	(442)	7,636	7,827	(284)	7,543
La Guitarra Mine, Mexico	539	(10)	529	439	(8)	431
Peak Mine, Australia	13,721	(133)	13,588	-	-	-
	92,818	(2,991)	89,827	77,646	(1,958)	75,688
Plant and equipment
San Dimas Mines, Mexico	24,945	(1,291)	23,654	24,524	(857)	23,667
San Martin Mine, Mexico	7,360	(321)	7,039	7,066	(214)	6,852
La Guitarra Mine, Mexico	231	(3)	228	231	-	231
Peak Mine, Australia	26,588	(69)	26,519	-	-	-
Corporate, Canada	446	(209)	237	440	(198)	242
Other, Mexico	2,521	(135)	2,386	2,459	(81)	2,378
	62,091	(2,028)	60,063	34,720	(1,350)	33,370
Properties under development
San Pedrito Project, Mexico	2,007	-	2,007	1,838	-	1,838
	$156,916	$(5,019)	$151,897	$114,204	$(3,308)	$110,896

7.  EQUITY INVESTMENT IN MINERA ALUMBRERA LTD

(in thousands)
Cost at March 18, 2003 (Note 3 (a))	$180,355
Equity in earnings of Minera Alumbrera Ltd – from March 18, 2003	516
$180,871

8.  BANK LOAN

The Company obtained an Australian $5,000,000, unsecured, revolving working capital facility for its Peak Mine operations of which $302,000 (Australian $500,000) was drawn down at March 31, 2003.  The loan bears interest related to the Australian treasury bill rate plus 1.5%.

In addition, the Company obtained an Australian $6,100,000 performance bond to secure its reclamation obligations for the Peak Mine.

9.  SHAREHOLDERS’ EQUITY

(a)   Private placement

On February 27, 2003, the Company issued and sold 230,000,000 subscription receipts by way of private placement for gross proceeds of $217,949,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,514,000 (Cdn$23,758,000).  In March 2003 each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

The proceeds from this private placement were used to finance the acquisition of the 25% indirect interest in Alumbrera and 100% of Peak.

(b)   Share purchase options

Share purchase options with a fair value of $84,000 were granted to non-employees in the first quarter of 2003 (2002 - $Nil), which was charged to operations during the period.  In February 2003, the Company granted 4,425,000 share purchase options at an exercise price of Cdn$1.40 and which expire February 2006.

(c)   Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

(in thousands)	March 31 2003	March 31 2002
Net earnings	$4,064	$262
Pro forma compensation expense	(1,913)	-
Pro forma net earnings	$2,151	$262
Pro forma basic and diluted earnings per share	$0.01	$0.00

Pro forma compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 77%, an annual risk free interest rate of 4% and expected lives of three years (2002 – 70%, 5% and five years, respectively).

10.  SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	March 31 2003	March 31 2002
Non-cash financing activities
Marketable securities received on sale of assets held for resale	$142	$-
Operating activities included the following cash payments
Interest paid	-	5
Income taxes paid	62	11

11.  SEGMENTED INFORMATION

The Company's reportable operating and geographical segments are summarized in the table below.  Also summarized below is the Company’s 25% interest in Alumbrera in Argentina as if the Company had proportionately consolidated it since March 18, 2003, the acquisition date.

	Three Months Ended March 31, 2003
(in thousands)	Luismin	Peak	Corporate	Consolidated	Adjustments	(25%) Alumbrera	Combined
Statements of Operations
Sales	$ 16,262	$ 1,604	$ -	$ 17,866	$ -	$ 3,304	$ 21,170
Cost of sales	8,521	1,598	-	10,119	-	1,528	11,647
Depreciation and depletion	1,440	202	-	1,642	-	1,055	2,697
Other	70	58	-	128	-	94	222
	10,031	1,858	-	11,889	-	2,677	14,566
Earnings from mining operations	6,231	(254)	-	5,977	-	627	6,604
General and administrative expenses	(1,088)	(70)	(919)	(2,077)	-	(5)	(2,082)
Interest and financing fees	(11)	-	(1)	(12)	-	(132)	(144)
Other (expenses) income	(602)	-	1,813	1,211	-	247	1,458
Equity in earnings of Minera Alumbrera Ltd	-	-	516	516	(516)	-	-
Earnings (loss) before income taxes	4,530	(324)	1,409	5,615	(516)	737	5,836
Income tax (expense) recovery	(1,217)	133	(467)	(1,551)	-	(221)	(1,772)
Net earnings (loss)	$ 3,313	$ (191)	$ 942	$ 4,064	$ (516)	$ 516	$ 4,064
	March 31, 2003
Balance Sheets
Cash	$ 9,183	$ 2,697	$ 8,660	$ 20,540	$ -	$ 34,775	$ 55,315
Other current assets	7,900	7,270	2,336	17,506	-	36,341	53,847
Property, plant and equipment	111,553	40,107	237	151,897	-	183,606	335,503
Investment in Minera Alumbrera Ltd	-	-	180,871	180,871	(180,871)	-	-
Other non-current assets	5,213	242	998	6,453	-	46,098	52,551
	$ 133,849	$ 50,316	$ 193,102	$ 377,267	$ (180,871)	$ 300,820	$ 497,216
Current liabilities other than long-term debt	$ 7,224	$ 10,181	$ 2,723	$ 20,128	$ -	$ 9,960	$30,088
Long-term debt	-	-	-	-	-	65,681	65,681
Other non-current liabilities	33,672	6,525	2,042	42,239	-	44,308	86,547
Intercompany balances	85,451	33,801	(119,252)	-	(87,359)	87,359	-
Shareholders’ equity	7,502	(191)	307,589	314,900	(93,512)	93,512	314,900
	$ 133,849	$ 50,316	$ 193,102	$ 377,267	$ (180,871)	$ 300,820	$ 497,216

	Three Months Ended March 31, 2002
	Luismin	Peak	Corporate	Consolidated	Adjustments	(25%) Alumbrera	Combined
Statements of Operations
General and administrative expenses	$ -	$ -	$ (506)	$ (506)	$ -	$ -	$ (506)
Interest and financing fees	-	-	(6)	(6)	-	-	(6)
Other income	-	-	780	780	-	-	780
Earnings before income taxes	-	-	268	268	-	-	268
Income tax expense	-	-	(6)	(6)	-	-	(6)
Net earnings	$ -	$ -	$ 262	$ 262	$ -	$ -	$ 262
	December 31, 2002
Balance Sheets
Cash	$ 6,223	$ -	$ 16,713	$ 22,936	$ -	$ -	$ 22,936
Other current assets	9,064	-	2,334	11,398	-	-	11,398
Property, plant and equipment	110,654	-	242	110,896	-	-	110,896
Other non-current assets	5,613		1,255	6,868	-	-	6,868
	$ 131,554	$ -	$ 20,544	$ 152,098	$ -	$ -	$ 152,098
Current liabilities	$9,402	$ -	$510	$9,912	$ -	$ -	$9,912
Non-current liabilities	32,009	-	2,123	34,132	-	-	34,132
Intercompany balances	85,147	-	(85,147)	-	-	-	-
Shareholders’ equity	4,996	-	103,058	108,054	-	-	108,054
	$ 131,554	$ -	$ 20,544	$ 152,098	$ -	$ -	$ 152,098

12.  SUBSEQUENT EVENTS

(a)

Sale of La Guitarra Mine

In April 2003 the Company agreed to sell the La Guitarra Mine to Genco Resources Ltd (“Genco”) for shares and cash totaling $5,000,000.  Consideration to be paid on closing will be shares of Genco with a fair value of $900,000 and $100,000 in cash.  The remaining payments are to be made annually for eight years in cash or equivalent shares of $500,000 per annum.

(b)

Exercise of warrants

In May 2003, the Company received proceeds of $5,106,000 from the exercise of 9,350,000 warrants at Cdn$0.75 per warrant.